

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 29, 2008

Mr. Brian C. Ferguson
Executive Vice-President and Chief Financial Officer
Encana Corporation
1800-855 2nd Street, S.W.
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

> **Re:** **Encana Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed February 22, 2008**
> **Response letter dated August 21, 2008**
> **File No. 1-15226**

Dear Mr. Ferguson:

We have reviewed your filing and response letter dated August 21, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 4 Segmented Information, page 15

1. We note your response to prior comment number two from our letter dated July 30, 2008. We note that paragraph 23 of AcG-16 states: "Under full cost accounting the net carrying amount of properties other than those in (a)-(c) above is not known." This guidance appears to support the presumption that all costs within a cost center lose their identity, unless they are disposed of in accordance with parts (a)-(c). Please expand your previous response to specifically address this guidance, and explain in detail how such guidance factors into your conclusion that you are able to measure your oil and gas activities at a level below the full cost pool.

Closing Comments

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

       You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief